UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

LENDINGTREE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

894675107

(CUSIP Number)

Richard N. Baer, Esq.

Chief Legal Officer

c/o GCI Liberty, Inc.

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894675107

1.	Names of Reporting Persons GCI Liberty, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,443,989 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,443,989 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,443,989 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes any shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 26.7% (1), (2)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 642,850 shares of common stock, par value $.01 per share (the “Common Stock”), of LendingTree, Inc., a Delaware corporation (the “Issuer”), pledged as collateral to secure the obligations of an indirect, wholly-owned subsidiary of GCI Liberty, Inc., a Delaware corporation, under an agreement confirming the terms and conditions of a share forward transaction with Royal Bank of Canada.

(2) Based on 12,879,149 shares of Common Stock outstanding as of April 19, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 filed by the Issuer with the Securities and Exchange Commission on April 29, 2019.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Statement of

GCI LIBERTY, INC.

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

LENDINGTREE, INC.

This Statement on Schedule 13D/A relates to the shares of common stock, par value $.01 per share (the “Common Stock”), of LendingTree, Inc., a Delaware corporation (the “Issuer” or “TREE”).

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) with respect to the Issuer by GCI Liberty, Inc., a Delaware corporation (the “Reporting Person” or “GCI Liberty”), on March 16, 2018 (the “Original Statement”), as amended by Amendment No. 1 filed with the Commission by the Reporting Person on June 25, 2018 (“Amendment No. 1”) and Amendment No. 2 filed with the Commission by the Reporting Person on July 10, 2018 (“Amendment No. 2” and together with Amendment No. 1 and the Original Statement, the “GCI Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended Statement on Schedule 13D/A (this “Amendment” and together with the GCI Liberty Schedule 13D, this “Statement”) constitutes Amendment No. 3 to the GCI Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the GCI Liberty Schedule 13D.  Except as set forth herein, the GCI Liberty Schedule 13D is unmodified.

Item 3.  Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the GCI Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 6 of this Amendment is incorporated herein by reference.

Item 4.  Purpose of Transaction.

The information contained in Item 4 of the GCI Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

As part of the Reporting Person’s continuous review of its investment in the Issuer, a subsidiary of the Reporting Person has entered into a letter agreement (the “Termination Agreement”) with Royal Bank of Canada (acting through its agent, RBC Capital Markets, LLC, “RBC”) pursuant to which the share forward transaction (the “2017 Forward Transaction”) covering up to 642,850 shares of Common Stock entered into by such subsidiary with RBC on June 6, 2017, and previously disclosed in the GCI Liberty Schedule 13D, was terminated concurrently with entering into the 2019 Forward Transaction (as defined below) as described in Item 6 of this Amendment.  The purpose of the 2017 Forward Transaction was, and the purpose of the 2019 Forward Transaction is, to hedge the market risk associated with a portion of the Reporting Person’s Common Stock.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.  Notwithstanding the above, any course of action taken by the Reporting Person will be subject to the restrictions described in Item 6 of the GCI Liberty Schedule 13D.

Other than as provided herein, and except as has been publicly announced by the Reporting Person, the Reporting Person does not have and, to the best of the Reporting Person’s knowledge, none of its directors or officers have, any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

The information contained in Item 6 of this Amendment is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

The information contained in Item 5 of the GCI Liberty Schedule 13D is hereby amended and restated in its entirety as follows:

(a)  The Reporting Person beneficially owns 3,443,989 shares of Common Stock, which represents approximately 26.7% of the outstanding shares of Common Stock of the Issuer.  The foregoing percentage interest is based on 12,879,149 shares of Common Stock outstanding as of April 19, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 filed by the Issuer with the Securities and Exchange Commission on April 29, 2019.

(b)  The Reporting Person has the sole power to vote and to dispose of, or to direct the voting or disposition of, all of the shares of Common Stock beneficially owned by it, subject, however, to the pledge by Ventures Holdco, LLC, an indirect wholly-owned subsidiary of the Reporting Person, of 642,850 shares of Common Stock under an agreement confirming the terms and conditions of the 2019 Forward Transaction described in Item 6 of this Amendment.

(c) Other than as described in this Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons effected any transactions in respect of the Common Stock within the last sixty days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the GCI Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On April 29, 2019, Ventures Holdco, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Reporting Person (“Ventures Holdco”), terminated the 2017 Forward Transaction pursuant to the Termination Agreement, as described in Item 4 of this Amendment, and concurrently entered into a share forward transaction (the “2019 Forward Transaction”) with RBC covering 642,850 shares of Common Stock.

The 2019 Forward Transaction provides for cash settlement upon maturity.  At settlement, (i) if the settlement price (which will be based on the average of the volume weighted average prices of Common Stock over a period of 20 consecutive valuation dates over 20 trading days commencing on May 9, 2022) exceeds the forward cap price of $254.00 per share, then Ventures Holdco will pay to RBC an amount equal to the number of shares of Common Stock subject to the 2019 Forward Transaction multiplied by such excess and (ii) if the cash settlement price is greater than or equal to the forward floor price of zero ($0.00) but is less than or equal to the forward cap price, no amount will be payable by either party.  If Ventures Holdco is obligated to pay a cash settlement amount to RBC, Ventures Holdco may, subject to RBC’s consent, elect physical settlement.

Ventures Holdco has pledged 642,850 shares of Common Stock to secure its obligations to RBC under the 2019 Forward Transaction.  Absent an event of default, Ventures Holdco will maintain the right to vote those shares and receive dividends for the term of the 2019 Forward Transaction.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 01, 2019		GCI LIBERTY, INC.

	By:	/s/ Craig Troyer
		Name:	Craig Troyer
		Title:	Senior Vice President and Assistant Secretary

[Signature Page for GCI Liberty Amendment No. 3 to Schedule 13D]